FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Registry (CNPJ) No. 47.508.411/0001-56

Commercial Registry (NIRE) No. 35.300.089.901

MINUTES OF THE ANNUAL GENERAL MEETING

HELD ON APRIL 26th, 2023

1.       DATE, TIME AND PLACE: April 26th, 2023, at 3.00 p.m., at the offices of Companhia Brasileira de Distribuição (“Company”), carried out exclusively by digital means, in accordance with the Securities and Exchange Commission Resolution (“CVM”) No. 81 of March 29, 2022, as in force (“CVM Resolution No. 81/22”).

2.           CALL: Call notice duly published in the newspaper Folha de S. Paulo on editions dated March 28, March 29 and March 30, 2023, on pages A23, A26 and A27, respectively. The Management’s Reports, as well as the Financial Statements of the Company, jointly with the Reports of the Independent Auditors, of the Fiscal Council and of the Auditing Committee of the Company, concerning the fiscal year ended on December 31, 2022, were published in full on February 27, 2023 on the Company's Investor Relations page and on the CVM and B3 websites and published in summary from in the newspapers "Folha de São Paulo" on March 23, 2023, pursuant to Article 289 of the Brazilian Law No. 6,404, of December 15th, 1976, as amended (“Corporations Law”).

3.           QUORUM: Shareholders representing 65.19% of the shares of the Company, according to participation by means of distance voting ballots received by the Company and attendance recorded by electronic system, pursuant to Article 47 of CVM Resolution No. 81/22, thus demonstrating compliance with the legal quorum for this meeting. It was also present at the Meeting Mr. Frederic Garcia, Mr. Libano Barroso and Mr. Eleazar de Carvalho Filho, representatives of the Company’s Administration, Fiscal Council and Audit Committee, respectively, and Eduardo Tenório, representative of Deloitte Touche Tohmatsu Auditores Independentes Ltda.

4.           MEETING BOARD: President: Rodrigo Manso; and Secretary: Daniela Aranha de Araújo.

5.               AGENDA: (i) Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management Report and Financial Statements for the fiscal year ended December 31, 2022; and (ii) determination of the annual global compensation of the members of Company’s management and Company’s fiscal council, in case the Shareholders request its installation.

6.           RESOLUTIONS: Initially, it was resolved unanimously by the attending shareholders that: (i) the reading of the Call Notice, of the Management’s Proposal for this Meeting, of the Financial Statements for the exercise closed on December 31, 2022 and of the Reports of the Management, Independent Auditing, of the Fiscal Council and of the Audit Committee, as well as of the consolidated voting map, is dismissed in view of its wide dissemination; and (ii) the minutes of this Meeting be published with the omission of the present shareholders’ signatures, pursuant to Article 130, paragraph second, of the Corporations Law. Subsequently, the Secretary has informed the attendants that the minutes of this Meeting shall be drafted in summary form, pursuant to Article 130, paragraph first, of the Corporations Law and that protests, queries and dissenting requirements regarding the agenda under resolution should be submitted in writing to the presiding board, pursuant to Article 130, paragraph first, item “a”, of the Corporations Law.

Provided all the preliminary clarifications, the President presented the items on the Agenda for voting and the following resolutions were taken:

6.1.       By the majority of the votes, in accordance with the voting map attached hereto as Annex I, it was approved the management’s accounts and the Management’s Reports, as well as the Financial Statements of the Company, jointly with the Reports of the Independent Auditors, of the Fiscal Council and of the Auditing Committee of the Company, concerning the fiscal year ended on December 31, 2022.

6.2.       According to the voting map attached hereto as Annex I, shareholders representing 0.436% of the Company's voting capital requested the installation of the Fiscal Council. Thus, the quorum provided for in article 161, paragraph 2, of the Corporations Law, as adjusted by CVM Resolution No. 70, of March 22, 2022, was not reached and the Fiscal Council was not installed.

6.3.       By the majority of the votes of the attending shareholders, in accordance with the voting map attached hereto as Annex I, it was approved the Management’s Proposal regarding the annual global compensation of the Company’s management. in the total amount of fifty-seven million, wight hundred and sixty-one thousand, seventy-two reais and forty centavos (R$ 57,861,072.40). Such value shall be distributed between the Board of Officers and the Board of Directors, according to the parameters decided by the Company and in accordance with the legislation in force. The compensation of the management includes the estimated costs arising from agreements entered into with the Officers under the Stock Option Plan and the Equity Compensation Plan.

7                 DOCUMENTS FILED: The following documents are filed in the headquarters of the Company (i) Call Notice; (ii) Management Proposal; (iii) Management’s Report; (iv) Financial Statements of the 2022 social exercise, and respective Reports of the Independent Auditors, Fiscal Council and Audit Committee; (v) consolidated and synthetic voting map; (vi) distance voting ballots received by the Company; (vii) voting instructions received, numbered and authenticated by the Meeting Board; and (viii) integral recording of the present Meeting.

8.               ADJOURNMENT: With nothing further to come before the board, the meeting was suspended for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the present shareholders. All shareholders connected to the digital platform through which the Meeting was conducted were considered present and subscribers to the minutes of the meeting and the shareholders’ attendance book.

9.               CERTIFICATE: This is a true copy of the original drawn up in the Book of Minutes of the General Meetings of the Company, pursuant to Article 130, § 3rd, of the Brazilian Corporate Law.

SIGNATURES: Meeting Board: President – Rodrigo Manso. Secretary – Daniela Aranha de Araújo. Attending shareholders: Reppresented by Daniela Aranha de Araújo: Segisor; Geant International Bv; Helicco Participacoes Ltda. Reppresented by Livia Beatriz Silva do Prado: JP Morgan Chase Bank; Sextant Grand Large. Distance Voting Ballots: Adasina Social Justice All Cap Global Etf ; Allianz Gl Investors Gmbh On Behalf Of Allianzgi-Fonds Dspt; Allianz Global Investors Fund - Allianz Best Style; American Heart Association, Inc.; Barclays Multi-Manager Fund Public Limited Company; Barra Fundo De Investimento Em Acoes; Blackrock Balanced Capital Fund, Inc.; Blackrock Balanced Capital Portfolio Of Blackrock Series Fun; Bureau Of Labor Funds - Labor Pension Fund; California Public Employees Retirement System; Chang Hwa Co Bank, Ltd In Its C As M Cust Of N B Fund; Chevron Uk Pension Plan; City Of Los Angeles Fire And Police Pension Plan; City Of New York Group Trust; College Retirement Equities Fund; Dimensional Emerging Core Equity Market Etf Of Dim; Dimensional Emerging Mkts Value Fund; Eaton Vance Management; Emer Mkts Core Eq Port Dfa Invest Dimens Grou; Emerging Markets Small Capit Equity Index Non-Lendable Fund; Emerging Markets Small Capitalization Equity Index Fund; Emerging Markets Small Capitalization Equity Index Fund B; Evtc Cit Fof Ebp-Evtc Parametric Sem Core Equity Fund Tr; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Flexshares Morningstar

Emerging Markets Factor Tilt Index F; Ford Motor Company Of Canada, L Pension Trust; Global Ex-Us Alpha Tilts Fund; Global X Msci Colombia Etf; Godfond Sverige Varlden; Humility Ltd; Ibm 401 (K) Plus Plan; Intel Retirement Plans Collective Investment Trust; International Monetary Fund; Investeringsforeningen Sparinvest Value Emerging Markets; Ishares Core Msci Emerging Markets Etf; Ishares Core Msci Emerging Markets Imi Index Etf; Ishares Core Msci Total International Stock Etf; Ishares Emerging Markets Imi Equity Index Fund; Ishares Iii Public Limited Company; Ishares Iv Public Limited Company; Ishares Msci Brazil Small Cap Etf; Ishares Msci Emerging Markets Small Cap Etf; Ishares Public Limited Company; John Hancock Funds Ii Emerging Markets Fund; John Hancock Variable Ins Trust Emerging Markets Value Trust; Laerernes Pension Forsikringsaktieselskab; Leblon 70 Brasilprev Fundo De Investimento Multimercado Fife; Leblon Acoes I Master Fia; Leblon Acoes Ii Master Fia; Leblon Icatu Previdencia Fim; Leblon Pipe Master Fia; Leblon Prev Fim Fife; Legal And General Assurance Pensions Mng Ltd; Mercer Qif Fund Plc; Metallrente Fonds Portfolio; Mip Active Stock Master Portfolio; Moerus Global Value Fund Master (Cayman) Ltd; Msci Acwi Ex-U.S. Imi Index Fund B2; Northern Lights Fund Trust Iv - Moerus Worldwide Value Fund; Northern Trust Collective Eafe Small Cap Index Fund-Non Lend; Northern Trust Collective Emerging Markets Ex Chin; Ntgi-Qm Common Dac World Ex-Us Investable Mif - Lending; Parametric Tax-Managed Emerging Markets Fund; Parametric Tmemc Fund, Lp; People S Bank Of China; Public Employees Retirement Association Of New Mex; Public Employees Retirement System Of Ohio; Qic International Equities Fund; Shell Tr (Berm) Ltd As Tr O Shell Ov Con P F; Skagen Kon-Tiki Verdipapirfond; Southern Cal Ed C N F Q C Dc Mt S On P Vd N G; Sparinvest Sicav; Spdr Msci Emerging Markets Fossil Fuel Free Etf; Spdr Sp Emerging Markets Small Cap Etf; Spp Aktieindexfond Global; Spp Emerging Markets Plus; Spp Emerging Markets Sri; Ssga Spdr Etfs Europe I Plc; Ssgatc I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F.; St St Msci Emerging Mkt Small Ci Non Lending Common Trt Fund; St Str Msci Acwi Ex Usa Imi Screened Non-Lending Comm Tr Fd; State Of New Mexico State Inv. Council; State St Gl Adv Trust Company Inv Ff Tax Ex Ret Plans; State Street Global All Cap Equity Ex-Us Index Portfolio; Stichiting Blue Sky Act Eq Em Mk Gl Fund; Stichting Pggm Depositary; Stichting Shell Pensioenfonds; Storebrand Sicav; The Bank Of New York Mellon Emp Ben Collective Invest Fd Pla; The Board Of.A.C.E.R.S.Los Angeles,California; The Master T Bk Of Jpn, Ltd As T Of Nikko Br Eq Mother Fund; The Regents Of The University Of California; The Shell Contributory Pension Fund; The State Teachers Retirement System Of Ohio; Tiaa-Cref Funds - Tiaa-Cref Emerging Markets Equity Fund; Tiaa-Cref Quant Inter Small-Cap Equity Fund; Tsw Emerging Markets Fund; Ups Group Trust; Utah State Retirement Systems; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International;Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust Ii; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Emerging Markets; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Inv Funds Icvc-Vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A Se Van S F;

Vanguard Total World Stock Index Fund, A Series Of; Verdipapirfondet Storebrand Indeks Alle Markeder; Verdipapirfondet Storebrand Indeks Nye Markeder; Vident International Equity Fund - Wi; Virginia Retirement System; Washington State Investment Board; Willis Towers Watson Australia - Global Equity Foc; Willis Towers Watson Group Trust; Wisdomtree Emerging Markets Smallcap Dividend Fund.

São Paulo, April 26th, 2023.

Meeting Board:

____________________________________	____________________________________
Rodrigo Manso President	Daniela Aranha de Araújo Secretary

ANNEX I

To the minutes of the annual shareholders’ meeting held on April 26th, 2023.

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2022.	Approve	167,093,487
		Reject	148,998
		Abstain	8,763,725
2	Setting the annual overall compensation of the company's executives and the Fiscal Council, in case the shareholders request its installation.	Approve	120,721,904
		Reject	55,242,052
		Abstain	42,254
3	Do you wish to request the installation of the Fiscal Council, as provided for in article 161 of Law No. 6,404 of 1976? (In case the shareholder chooses "no" or "abstain", their shares will not be counted for the purpose of requesting the installation of the Fiscal Council).	Yes	1,177,141
		No	4,406,092
		Abstain	156,721,637

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 26, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.